RP FINANCIAL, LC.

Financial Services Industry Consultants

EXHIBIT 99.1

July 9, 2003

Ms. Peyton R. Patterson

Chairman, President and CEO

New Haven Savings Bank

195 Church Street

New Haven, Connecticut 06510-2009

Dear Ms. Patterson:

This letter sets forth the agreement between New Haven Savings Bank, New Haven, Connecticut (“New Haven”), and RP Financial, LC. (“RP Financial”) for independent conversion appraisal services pertaining to the mutual-to-stock conversion of New Haven and the simultaneous acquisition of two target institutions (“Targets”). The specific appraisal services to be provided by RP Financial are described below. These appraisal services will be provided by a team of two senior consultants on staff and will be directed by the undersigned.

Description of Appraisal Services

In conjunction with preparing the appraisal report, RP Financial will conduct a financial due diligence, including on-site interviews of senior management, as well as review other documents and records of both New Haven and Targets. Furthermore, RP Financial will evaluate the pro forma impact of the conversion and Target acquisitions, including use of proceeds and potential merger adjustments and synergies, to gain insight into the operations, financial condition, profitability, market area, risks and various internal and external factors of the merged institution. All of this information will be considered in estimating the pro forma market value of New Haven. RP Financial will prepare a detailed written valuation report of New Haven that will be fully consistent with applicable federal and state regulatory guidelines and standard pro forma valuation practices for mutual-to-stock conversion transactions incorporating simultaneous acquisition transactions. The appraisal report will include an analysis of New Haven’s financial condition and operating results, as well as an assessment of New Haven’s interest rate risk, credit risk and liquidity risk. The appraisal report will describe New Haven’s business strategies, market area, prospects for the future, impact of the Target acquisitions and the intended use of proceeds. A peer group analysis relative to comparable publicly-traded savings institutions will be conducted for the purpose of determining appropriate valuation adjustments for New Haven relative to the peer group.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: wpommerening@rpfinancial.com

Ms. Peyton R. Patterson

July 9, 2003

We will review pertinent sections of New Haven’s prospectus and hold discussions with New Haven to obtain necessary data and information for the appraisal report, including the impact of key deal elements on the pro forma market value, such as dividend policy, use of proceeds and reinvestment rate, tax rate, offering expenses, characteristics of the stock plans, the proposed foundation, and anticipated merger adjustments.

The appraisal report will establish a midpoint pro forma market value of the shares to be issued in the conversion, incorporating the merger transaction. The appraisal report may be periodically updated throughout the conversion process as appropriate, and there will be at least one updated valuation prepared at the closing of the stock offering. RP Financial agrees to deliver the original appraisal report and subsequent updates, in writing, to New Haven at the above address in conjunction with the filing of the regulatory applications. Subsequent updates will be filed promptly as certain events occur which would warrant the preparation and filing of such valuation updates, subject to prior approval by New Haven. Further, RP Financial agrees to perform such other services as are necessary or required in connection with the regulatory review of the appraisal and respond to the regulatory comments, if any, regarding the valuation appraisal and subsequent updates. RP Financial will present the appraisal report to the Board of Trustees for review and acceptance prior to filing with the conversion application. The presentation of the appraisal report will include appraisal methodology, peer group selection and assumptions.

In conjunction with the appraisal process, RP Financial will prepare pro forma tables for inclusion in the prospectus, including pro forma date, pro forma capitalization, pro forma capital compliance, and pro forma balance sheet and income statements as required. These services will require close coordination with the financial staff of New Haven and the independent accountants.

Fee Structure and Payment Schedule

New Haven agrees to pay RP Financial a fixed fee of $250,000 for preparation of the original appraisal and $10,000 per updated appraisal, plus reimbursable expenses. Payment of these fees shall be made according to the following schedule:

•	$10,000 upon execution of the letter of agreement engaging RP Financial’s appraisal services;

•	$240,000 upon delivery of the original appraisal report concurrent with filing the regulatory applications; and

•	$10,000 upon delivery of each updated appraisal (there will be at least one updated appraisal prepared concurrent with the end of the offering).

New Haven will reimburse RP Financial for reasonable out-of-pocket expenses incurred in preparation of the valuation. Such out-of-pocket expenses will likely include travel, printing, telephone, facsimile, shipping, computer/data base and data services. RP Financial will agree to

Ms. Peyton R. Patterson

July 9, 2003

limit reimbursable expenses in conjunction with the appraisal and business planning engagements to $20,000, subject to written authorization from New Haven to exceed such level.

In the event New Haven shall, for any reason, discontinue the proposed transaction prior to delivery of the completed documents set forth above and payment of the respective progress payment fees, New Haven agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the respective fee caps noted above, after applying full credit to the initial $10,000 retainer fee towards such payment. RP Financial’s standard billing rates range from $75 per hour for research associates to $275 per hour for managing directors.

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by New Haven and RP Financial. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal guidelines or processing procedures as they relate to conversion appraisals, major changes in management or procedures, operating policies or philosophies, and excessive delays or suspension of processing of conversion applications by the regulators such that completion of the conversion transaction requires the preparation by RP Financial of a new appraisal, and major changes to the transaction structure due to the termination of one or both merger transactions.

Representations and Warranties

New Haven and RP Financial agree to the following:

1.     New Haven agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by New Haven to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall upon request promptly return to New Haven the original and any copies of such information.

2.     New Haven hereby represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of New Haven’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

Ms. Peyton R. Patterson

July 9, 2003

3.    (a)  New Haven agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorneys fees, all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by New Haven to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by New Haven to RP Financial; or (iii) any action or omission to act by New Haven, or New Haven’s respective officers, trustees, employees or agents, which action or omission is undertaken in bad faith or is negligent. New Haven will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Reasonable time devoted by RP Financial to situations for which indemnification is provided hereunder, shall be an indemnifiable cost payable by New Haven at the normal hourly professional rate chargeable by such employee.

       (b)  RP Financial shall give written notice to New Haven of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which the RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter. In the event New Haven elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, New Haven shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by New Haven hereunder, together with interest on such costs from the date incurred at the annual rate of prime plus two percent within five days after the final determination of such contest either by written acknowledgement of New Haven or a final judgment of a court of competent jurisdiction, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder. If New Haven does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to New Haven’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by New Haven of billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.

       (c)  Subject to New Haven’s right to contest under Section 3(b) hereof, New Haven shall pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes New Haven: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; and (2) a written undertaking to repay the advance if it ultimately is determined in a final adjudication of such proceeding that it or he is not entitled to such indemnification.

Ms. Peyton R. Patterson

July 9, 2003

       (d)  In the event New Haven does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

This agreement constitutes the entire understanding of New Haven and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the laws of the Commonwealth of Virginia. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

New Haven and RP Financial are not affiliated, and neither New Haven nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

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Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter, together with the initial retainer fee of $10,000.

Sincerely,

William E. Pommerening
CEO and Managing Director

Agreed To and Accepted By:	Peyton R. Patterson
Chairman, President and CEO

Upon Authorization by the Board of Trustees For:	New Haven Savings Bank
New Haven, Connecticut

Date Executed: